File No. 812-
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
In the Matter of
CALVERT SOCIAL INVESTMENT FUND
CALVERT SAGE FUND
CALVERT WORLD VALUES FUND, INC.
CALVERT RESPONSIBLE INDEX SERIES, INC.
CALVERT IMPACT FUND, INC.
THE CALVERT FUND
CALVERT MANAGEMENT SERIES
CALVERT VARIABLE SERIES, INC.
CALVERT VARIABLE PRODUCTS, INC.
CALVERT INVESTMENT MANAGEMENT, INC.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814
APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

August 5, 2015

Please direct all communications, notices and orders to:
Ivy Wafford Duke, Esq.
Lancelot A. King, Esq.
Calvert Investment Management, Inc.
4550 Montgomery Avenue Suite 1000N
Bethesda, MD 20814
(301) 951-4881
This Application (including exhibits) consists of 46 pages
As filed with the Securities and Exchange Commission on August 5, 2015

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

CALVERT SOCIAL INVESTMENT FUND
CALVERT SAGE FUND
CALVERT WORLD VALUES FUND, INC.
CALVERT RESPONSIBLE INDEX SERIES, INC.
CALVERT IMPACT FUND, INC.
THE CALVERT FUND
CALVERT MANAGEMENT SERIES
CALVERT VARIABLE SERIES, INC.
CALVERT VARIABLE PRODUCTS, INC.
CALVERT INVESTMENT MANAGEMENT, INC.

4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

File No. 812-

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :
APPLICATION FOR AN ORDER OF
EXEMPTION UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

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I.	PRELIMINARY STATEMENT
Each investment company listed in Exhibit A-1 to this application (each, a “Company,” and, collectively, the “Companies”), each a registered open-end management investment company, on its own behalf and on behalf of its respective underlying series, and any registered open-end management investment company or series thereof that may be advised by an Adviser (as defined below) in the future, together with Calvert Investment Management, Inc. (“CIM”), hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 Act, as amended (the “1940 Act”), for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Application”). Each of the Companies and CIM are referred to herein as an “Applicant” and, collectively, the “Applicants.” Applicants request that the order apply to the Applicants and to any registered open-end management investment company or series thereof for which CIM or any successor thereto or an investment adviser controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with CIM or any successor1 thereto serves as investment adviser (each such investment company or series thereof, a “Fund,” and collectively the “Funds,” and each such investment adviser, an “Adviser”). All Funds that currently intend to rely on the requested order have been named as Applicants, and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.
______________________________
1 A successor is defined as any entity resulting from a reorganization of CIM into another jurisdiction or a change in the type of business organization.

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II.	SUMMARY
Applicants request an order permitting the Funds to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes, the (“Facility”), provided that the loans are made in accordance with the terms and conditions set forth in this Application. Currently, certain Funds may, at any given time, be investing their daily cash balances in repurchase agreements or other short-term instruments with banks or other lenders, while other Funds may be borrowing money from banks for temporary purposes to satisfy redemption requests or for other temporary purposes. The Companies propose to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the Facility, the Funds intend to: (1) reduce the costs that would be incurred in borrowing from banks and other lenders and (2) earn higher interest rates on their cash balances.
Section 12(d)(1) of the 1940 Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(1) of the 1940 Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company; Section 17(a)(2) of the 1940 Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company; and Section 17(a)(3) of the 1940 Act generally prohibits such an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several, participant unless it has been approved by an order of the Commission. Section 18(f)(1) of the 1940 Act prohibits any registered open-end

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investment company from issuing any “senior security”; the investment company, however, may borrow from a bank, provided the company maintains 300% asset coverage for such loans. Finally, Section 21(b) of the 1940 Act generally prohibits any registered management investment company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.
Applicants request an order to the extent necessary to establish and operate the Facility as described in this Application, subject to the terms and conditions set forth herein. The Facility is intended to be used by the Funds solely as a means of: (1) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes and (2) increasing the return received by the Funds in the investment of their otherwise uninvested daily cash balances. Accordingly, Applicants believe that the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

III.	APPLICANTS
A.    The Companies
Each Company2 is an open-end management investment company registered with the Commission under the 1940 Act and is organized as either a Massachusetts business trust, Maryland corporation or Maryland business trust. Each Company has issued shares of one or more Funds with its own distinct investment objective, policies and restrictions. Certain Funds offer multiple classes of shares. None of the Funds hold themselves out as money market funds in reliance on Rule 2a-7 under the 1940 Act.
______________________________
2 Each Company is listed in Exhibit A-1 hereto.

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B.    The Adviser
CIM is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). CIM is a wholly-owned subsidiary of Calvert Investments, Inc., which is an indirect wholly-owned subsidiary of Ameritas Mutual Holding Company. Ameritas Mutual Holding Company, headquartered in Lincoln, Nebraska, operates through subsidiaries that provide insurance and financial products and services. As of July 31, 2015, CIM serves as investment adviser to 40 Funds and has over $13 billion in assets under management.
An Adviser will serve as investment adviser for each Fund, responsible for buying and selling portfolio securities on behalf of each Fund. Every Adviser will be registered under the Advisers Act. The Adviser may engage one or more affiliated or unaffiliated subadvisers to manage all or a portion of certain Funds’ assets. Each subadviser will be registered as an investment adviser under the Advisers Act. Each subadviser will enter into an agreement with the Adviser under which the subadviser will have sole and exclusive responsibility for making all investment decisions for the respective Fund or portion of the Fund designated by the Adviser, subject to the Fund’s investment objective, policies and limitations and oversight of the Board. All fees of a subadviser are paid by the Adviser.

IV.	Current Borrowing Practices
At any particular time, while Funds with uninvested cash may enter into repurchase agreements or purchase other short-term instruments issued by banks or other entities, other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy redemption requests, or to cover unanticipated cash shortfalls such as a trade “fail” in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes. Presently,

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the Funds have committed and uncommitted lines of credit with their custodian bank. If a Fund had a temporary cash need, it could borrow money through the line of credit. If the requested relief is granted, the Company intends to maintain the lines of credit with the custodian bank but may at some future time determine to reduce the amount of the standby lines of credit or terminate the agreements related thereto.
If the Funds borrowed under a line of credit from their custodian bank, the Funds would pay interest on the borrowed cash at a rate that would be higher than the rate that would be earned by other (non-borrowing) Funds on the investments in repurchase agreements and other short-term instruments of the same maturity as the bank loan. This differential represents the profit the banks would earn for serving as a middleman between a borrower and lender and is not attributable to any material difference in the credit quality or risk in such transactions. The banks, in effect, would borrow uninvested cash from some Funds in the form of repurchase agreements or other short-term obligations and lend cash to other Funds at a rate higher than the bank’s cost of borrowing the cash.

V.	The Proposed Credit Facility
The Funds seek to enter into master interfund lending agreements (“Interfund Lending Agreements”) with each other that would permit each Fund to lend money directly to and borrow money directly from other Funds through a credit facility for temporary purposes (an “Interfund Loan”). The Facility would both reduce the Funds’ potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings. Although the Facility would reduce the Funds’ need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

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It is anticipated that the Facility will provide a borrowing Fund with significant savings at times when the cash position of the Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). The redemption requests, however, normally are satisfied promptly upon receipt. The Facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.
Similarly, it is anticipated that a Fund could use the Facility when a sale of securities “fails” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Under such circumstances, the Fund could: (1) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund, or (2) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the Facility under these circumstances would give the Fund access to immediate short-term liquidity without incurring custodian overdraft or other charges.
While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining a bank loan. Under the Facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or other substantially

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equivalent short-term investments. Thus, the Facility would benefit both borrowing and lending Funds.3
The interest rate to be charged to the Funds on any Interfund Loan (“Interfund Loan Rate”) would be determined daily and would be the average of: (1) the “Repo Rate,” as defined below, and (2) the “Bank Loan Rate,” as defined below. The “Repo Rate” on any day would be the highest current overnight repurchase agreement rate available to a lending Fund. The Bank Loan Rate for any day would be calculated by the Fund Administration Department (as defined below) on each day an Interfund Loan is made according to a formula established by each Fund’s board of directors/trustees (“Board”) intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds.4 The formula would be based upon a publicly available rate (e.g., federal funds plus 25 basis points), which rate would vary so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of the Board of each Fund. In addition, the Board of each Fund periodically would review the continuing appropriateness of reliance on the publicly available rate used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The continual adjustment of the Bank Loan Rate to reflect changes to prevailing bank loan rates and the periodic review by the Board of each Fund of the relationship
______________________________
3 In this respect, Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7 of the 1940 Act. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Funds’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’ boards have adopted procedures to ensure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of each fund.
4 Applicants anticipate that the Board of each Fund participating in the credit facility will adopt the same formula for calculating the Bank Loan Rate. However, if the board of directors of a future Fund (“Future Board”) establishes a different formula, the Interfund Loan Rate will be based upon a formula agreed upon by both the Board of each participating Fund and the Future Board.

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between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates.
Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.
The Facility would be administered by officers and employees of the Calvert Fund Administration Department (the “Fund Administration Department”). The Fund Administration Department is responsible for, among other things, ensuring accurate calculation of Fund net asset values, and preparing Fund financial statements and other reports. No portfolio manager of any Fund will serve in the Fund Administration Department. The Facility would be available to any Fund. On any day on which a Fund intends to borrow money, the Fund Administration Department would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (1) more favorable to the lending Fund than the Repo Rate and (2) more favorable to the borrowing Fund than the Bank Loan Rate.
Under the Facility, it is anticipated that most loans extended to the Funds would be unsecured. The Facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would: (1) repay all of its

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outstanding Interfund Loans, (2) reduce its total borrowings to 10% or less of total assets, or (3) secure any outstanding Interfund Loans.
In addition, amounts borrowed through the Facility would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the Facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven days or 102% of the Fund’s sales for the preceding seven calendar days.   The duration of any loans made under the Facility would be limited to the time required to receive payment for securities sold, but in no event more than seven days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fee in connection therewith.
Under the Facility, the portfolio managers for each participating Fund could provide standing instructions to participate in the Facility daily as a borrower or lender. The Fund Administration Department on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.
The Fund Administration Department would allocate borrowing demand and cash available for lending among the Funds on what the Fund Administration Department believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as: (1) the time of filing requests to participate, (2) minimum loan lot sizes, and (3) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each

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loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.
The Fund Administration Department would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to portfolio managers. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Fund Administration Department would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Fund Administration Department has allocated cash for Interfund Loans, any remaining cash will be invested in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.
The method of allocation and related administrative procedures would be approved by the Board of each Fund, including a majority of the members of the Board who are not “interested persons” of the Fund, as that term is defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending Funds participate on an equitable basis. CIM, through the Fund Administration Department, would report quarterly to the Board of each Fund on the participation of the various Funds in the Facility. The Board of each Fund would review at least quarterly the Fund’s participation in the Facility to ensure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (1) the administrative procedures, (2) the Interfund Loan Rate, and (3) the Fund’s participation in the Facility. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, CIM promptly would refer the loan for arbitration to an independent

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arbitrator selected by the Board of each Fund involved, who would have binding authority to resolve any problem promptly.
The Fund Administration Department would: (1) monitor the interest rates charged and the other terms and conditions of the loans; (2) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (3) ensure equitable treatment of each Fund; and (4) make quarterly reports to each Fund’s Board concerning any transactions by the Fund under the Facility and the Interfund Loan Rate charged. CIM, through the Fund Administration Department, would administer the Facility as a disinterested fiduciary as part of its duties under the investment management and administrative agreements with each Fund and would receive no additional fee as compensation in connection with the administration of the Facility.
If the requested order is granted, no Fund may participate in the Facility unless: (1) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (2) the Fund has fully disclosed all material information concerning the Facility in its prospectus and/or statement of additional information; and (3) the Fund’s participation in the credit facility is consistent with its investment objective, limitations, and organizational documents.

VI.	STATUTORY PROVISIONS
Section 12(d)(1) of the 1940 Act generally prohibits any registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section.
Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other

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property to the investment company. Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from borrowing money or other property from the investment company. Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint, or a joint and several participant, unless upon application, the transaction has been approved by an order of the Commission.
Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company” but excludes situations in which “such power is solely the result of an official position with such company.”
Section 18(f)(1) of the 1940 Act prohibits open-end investment companies from issuing “any senior security . . . except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . . .” Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness.

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Section 17(b) of the 1940 Act generally provides that the Commission may exempt a proposed transaction from the provisions of Section 17(a) provided that: (1) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (2) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the 1940 Act; and (3) the transaction is consistent with the general purposes of the 1940 Act.
Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.
Section 6(c) of the 1940 Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”
Similarly, Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that the exemption is consistent with the public interest and the protection of investors.

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VII.	REQUEST FOR ORDER
Applicants seek an order pursuant to Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the provisions of Section 18(f) and 21(b) of the 1940 Act; pursuant to Section 12(d)(1)(J) of the 1940 Act exempting them from the provisions of Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting them from the provisions of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the 1940 Act; and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the Facility.
Conditions. Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)	The Interfund Loan Rate will be the average of the Repo Rate and Bank Loan Rate.

(2)
On each business day, the Fund Administration Department will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate; and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

(3)
If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan, (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days), and (iv) will provide that, if an event

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of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

(4)
A Fund may make an unsecured borrowing through the Facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the Facility on a secured basis only. A Fund may not borrow through the Facility or from any other source if its total outstanding borrowings immediately after the interfund borrowing would be more than 33 1/3% of its total assets.

(5)
Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the

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outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceeds 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

(6)
No Fund may lend to another Fund through the Facility if the loan would cause its aggregate outstanding loans through the Facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.

(7)	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

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(8)
The duration of the Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition 8.

(9)
A Fund’s borrowings through the Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

(10)	Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

(11)	A Fund’s participation in the Facility must be consistent with its investment objectives and limitations and organizational documents.

(12)
The Fund Administration Department will calculate total Fund borrowing and lending demand through the Facility and allocate loans on an equitable basis among the Funds without the intervention of any portfolio manager of the Funds. The Fund Administration Department will not solicit cash for the Facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Fund Administration Department will invest any amounts remaining after satisfaction of borrowing demand in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

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(13)
The Fund Administration Department will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and, CIM, through the Fund Administration Department, will make a quarterly report to the Board of each Fund concerning the participation of the Fund in the Facility and the terms and other conditions of any extension of credit under the Facility.

(14)	The Board of each Fund, including a majority of Independent Board Members, will:

a.	review, no less frequently than quarterly, the relevant Fund’s participation in the Facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

b.
establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

c.	review, no less frequently than annually, the continuing appropriateness of the relevant Fund’s participation in the Facility.

(15)
In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, CIM will promptly refer the loan for arbitration to an independent arbitrator selected by the Board of each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[5] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds.

______________________________
5 If the dispute involves Funds with different Boards, the Board of each Fund will select an independent arbitrator that is satisfactory to each Fund.

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The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds involved to resolve the dispute.

(16)
Each Fund will maintain, and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and commercial bank borrowings, and such other information presented to the Fund’s Board in connection with the review required by conditions 13 and 14.

(17)
The Fund Administration Department will prepare and submit (through CIM) to the Board of each Fund for review an initial report describing the operations of the Facility and the procedures to be implemented to ensure that all Funds are treated fairly. After commencement of the Facility, the Fund Administration Department will report on the operations of the credit facility at each Board’s quarterly meetings. In addition, each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in the Facility, which report evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR, as such Form may be revised, amended, or superseded from time to time,

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for each year that the Fund participates in the Facility, that certifies that the Fund and CIM have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives: (a) that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate; (b) compliance with the collateral requirements as set forth in this Application; (c) compliance with the percentage limitations on interfund borrowing and lending; (d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board of each Fund; and (e) that the Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the Interfund Loan.
Additionally, each Fund’s independent public accountants, in connection with their audit examinations of the Fund, will review the operation of the Facility for compliance with the conditions of this Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

(18)
No Fund will participate in the Facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

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VIII.	STATEMENTS IN SUPPORT OF EXEMPTION
A.    Discussion of Precedents
The Commission has granted exemptive orders permitting several other fund complexes to establish an interfund lending program based on terms and conditions substantially identical to those proposed herein: e.g., JNL Series Trust, et al., Investment Company Act Rel. Nos. 31261 (Sept. 24, 2014) (notice) and 31297 (Oct. 20, 2014) (order); BMO Funds, Inc. et al., Investment Company Act Rel. Nos. 31146 (July 2, 2014) (notice) and 31193 (July 30, 2014) (order); Ivy Funds, et al., Investment Company Act Rel. Nos. 31068 (June 2, 2014) (notice) and 31138 (June 30, 2014) (order); Vanguard Admiral Funds, et al., Investment Company Act Rel. Nos. 31021 (April 17, 2014) (notice) and 31044 (May 13, 2014) (order); DFA Investment Dimensions Group Inc. et al., Investment Company Act Rel. Nos. 30976 (Mar. 7, 2014) (notice) and 31001 (April 2, 2014) (order); Fidelity Aberdeen Street Trust, et al., Investment Company Act Rel. Nos. 30258 (Nov. 6, 2012) (notice) and 30288 (Dec. 3, 2012) (order); John Hancock Variable Insurance Trust, et al., Investment Company Act Rel. Nos. 29865 (Nov. 18, 2011) (notice) and 29885 (Dec. 14, 2011) (order); MFS Series Trust I, et al., Investment Company Act Rel. Nos. 29827 (Sept. 30, 2011) (notice) and 29849 (Oct. 26, 2011) (order); Principal Funds, Inc., et al., Investment Company Act Rel. Nos. 29824 (Sept. 29, 2011) (notice) and 29843 (Oct. 25, 2011) (order); and Northern Funds, et al., Investment Company Act Rel. Nos. 29368 (July 23, 2010) (notice) and 29381 (Aug. 18, 2010) (order).
B.    Discussion in Support of the Application
The Facility is intended to be used by the Funds solely as a means of: (1) reducing the costs incurred by the Funds in obtaining loans for temporary purposes and (2) increasing the return received by the Funds in the investment of their daily cash balances. Other than the receipt of any

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regular advisory fees, the only interest of CIM and any other investment adviser to the Fund in pursuing this program results from their position as a fiduciary to the Funds. Neither CIM nor any other investment adviser to the Funds has a pecuniary or other interest in establishing the program. The Board of each Fund has carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the Facility, and has concluded that participation in the Facility would be in the best interests of each Fund. The Board of each Fund has also determined that the significant benefits derived from participation in the Facility more than outweigh the nominal additional risks that may be incurred by the Funds. Any future Board would be required to make a similar determination before the future Fund could participate in the Facility.
The significant benefits to be derived from participation in the Facility will be shared both by lending Funds and borrowing Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements or other short-term investments, and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Fund Administration Department will compare the Bank Loan Rate with the Repo Rate on each business day that an Interfund Loan is made. A Fund could participate in the Facility only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate. Furthermore, Applicants believe that these benefits can be achieved without any significant increase in risk. The Board of each Fund believes that the risk of default on Interfund Loans is likely to be de minimis given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other conditions for effecting Interfund Loans as proposed in this Application.

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The Facility has been designed to serve only as a supplemental source of credit for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default. The Board of each Fund has determined that the Fund should be able to borrow under the Facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are less than or equal to 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). If a Fund’s total outstanding borrowings from all sources exceeded 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.
To ensure that a lending Fund’s use of the Facility reflects only the normal levels of short-term investment activity, the Board of each Fund has determined that the Funds should limit their loans extended through the Facility to no more than 15% of a Fund’s current net assets at the time an Interfund Loan is made.
The Board of each Fund has further concluded that, given these asset coverage limits and the other conditions discussed herein, any Interfund Loan made through the Facility would represent high-quality debt with minimal credit risk, fully comparable with, and in many cases superior to, other short-term investments available to the Funds. It is anticipated that a Fund would extend an Interfund Loan only when the borrower’s total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrower with outstanding loans immediately after the

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Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrower’s asset coverage of at least 300%. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (1) repay all Interfund Loans, (2) reduce indebtedness to 10% or less of total assets, or (3) secure each outstanding Interfund Loan, until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets.
In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans to a Fund would have at least the same level of protection as required by any bank or any other third-party lender to the Fund.
In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day’s notice, and the fact that the Independent Board Members will exercise effective oversight of the Facility, the Board of each Fund believes Interfund Loans to be comparable in credit quality to other money market (short-term) instruments that are of a high credit quality and present minimal credit risk. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except

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on the few occasions when a Fund’s total borrowings represent more than 10% of its total assets (or when a third-party lending bank requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent less than 10% of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the Facility. Collateralization would provide no significant additional safeguard in light of: (1) the high credit quality and liquidity of the borrowing Funds, (2) the 1000% or greater asset coverage standard for unsecured Interfund Loans, (3) the demand feature of Interfund Loans, and (4) the fact that the program for both the borrowing and lending Funds would be administered by CIM through the Fund Administration Department and would be subject to the oversight of each Fund’s Independent Board Members.
Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and a borrowing Fund. They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund. To address these concerns, Applicants propose the following:
(1) Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made. Although the Board of each Fund believes Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to overnight repurchase agreements or other comparable short-term instruments, the Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

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(2) In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, CIM promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of each Fund involved in the loan, who will act as arbitrator of disputes concerning Interfund Loans.6 The arbitrator will resolve any problems promptly, and the arbitrator’s decision will be binding on both Funds. For any year in which a dispute was referred to an arbitrator, was pending, or was resolved, the arbitrator will submit, at least annually, a written report to each Fund Board setting forth a description of the nature of any dispute and the actions taken by the Funds involved to resolve the dispute.
Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. Neither CIM nor any other investment adviser to the Funds has a pecuniary interest in the administration of the program. As noted earlier, CIM, through the Fund Administration Department, would administer the Facility as a disinterested fiduciary as part of its duties under the relevant investment management and administrative service agreements with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the Facility.
The Facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of another Fund. Under the Facility, the Funds would not negotiate interest rates between themselves, and neither CIM nor the Fund Administration Department would set rates
______________________________
6 If the dispute involves Funds with separate Boards, the Board of each Fund will select an independent arbitrator that is satisfactory to each Fund.

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in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each Fund, which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for short-term repurchase agreements. All Funds participating in the credit facility on any given day would receive the same rate.
The Facility would also not present any significant potential that any Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.
First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Fund Administration Department. As discussed above, the Fund Administration Department operates and would continue to operate independently of the Funds’ portfolio managers. The Fund Administration Department will accumulate data at least once on each business day on the Funds’ total short-term borrowing needs to meet net redemptions and to cover sales fails and the Funds’ total uninvested cash positions. The Fund Administration Department would not solicit cash for the Facility from any Fund or disseminate total borrowing demand data to any portfolio managers. Thus, no portfolio manager would be pressured into maintaining greater amounts of uninvested cash in a Fund or allocating more cash to the credit facility than otherwise would be appropriate. The Fund Administration Department would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause his or her Fund’s cash balance to be loaned to any particular Fund. No portfolio manager would be able to influence the Fund Administration Department’s allocation of loans. The Fund Administration Department will invest cash amounts remaining after satisfaction

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of borrowing demand in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.
Second, portfolio managers typically limit their Funds’ cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.7 Since each manager’s compensation is related in part to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.
Third, a portfolio manager’s decision regarding the amount of his or her Fund’s uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. The Funds anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the Facility are expected to restrict its use to customary levels of Fund borrowing.
For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J), and 17(b) of the 1940 Act and Rule 17d-1 thereunder.

______________________________
7 A Fund may, however, have a large cash position when the portfolio manager believes that the market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

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1.    Exemption from Sections 17(a)(3) and 21(b) of the 1940 Act
The Funds may be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act by virtue of having CIM as their common investment adviser and/or by reason of having common officers, directors and/or trustees. Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting them from the provisions of Sections 17(a)(3) and 21(b), which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

a.	The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not
Involve Overreaching on the Part of Any Person Involved
Applicants submit that the Interfund Loans will be on terms that are reasonable and fair to participating Funds and substantially eliminate opportunities for overreaching. As discussed earlier, interest rates for all Interfund Loans will be based on the same objective and verifiable standard (i.e., the average of the current available Repo Rate and the Bank Loan Rate). As discussed above, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.
Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Fund Administration Department and matched on an equitable basis pursuant to procedures approved by the Board of each Fund, the operation of the program will substantially eliminate the possibility of

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one Fund taking advantage of any other Fund. In addition, each Fund will have a substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.
Periodic review by the Board of each Fund, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

b.	The Proposed Transactions Will Be Consistent With the Policies Set Forth in the Funds’ Registration Statements and the General Purposes of the Act
All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds. Each Fund may borrow money in amounts up to 33 1/3% of its total assets. Each Fund that participates in the Facility will seek shareholder approval of any changes in its fundamental investment limitations necessary to allow its participation in the Facility if the relief requested herein is granted.
Section 21(a) of the 1940 Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. If the relief requested herein is granted, each Fund will include disclosure in its statement of additional information on the possibility of the Fund’s participation in the Facility. A Fund would disclose all material information regarding the Facility in its statement of additional information as long as the Fund participates in the Facility.

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The Facility also is consistent with the general purposes of the 1940 Act and, specifically, Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.8 The proposed transactions do not raise such concerns because: (1) CIM, through the Fund Administration Department, would administer the program as a disinterested fiduciary as part of its duties under the investment management and administrative service agreements with each Fund; (2) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments; (3) the Interfund Loans would not involve a significantly greater risk than such other investments; (4) the lending Fund would receive interest at a rate higher than it could obtain through such other investments; and (5) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit. Moreover, the other terms and conditions that Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.
For the foregoing reasons, and in light of the other terms and conditions that Applicants propose in this Application, Applicants submit that the transactions to be effected under the Facility are consistent with the general purposes of the 1940 Act.
______________________________
8 The affiliated borrowing transactions covered by Section 21(b) also are covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940), House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

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2.    Exemption from Sections 17(a)(1), 17(a)(2), and 12(d)(1) of the 1940 Act
As noted above, Applicants submit that the Facility may not involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the Facility would involve cash items and not the issuance or sale of any “security” by a borrowing Fund to a lending Fund within the meaning of Sections 17(a)(1) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act. Thus, the Applicants seek through this Application to eliminate any possible questions concerning their participation in the Facility.
Section 17(a)(2) of the 1940 Act prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Pursuant to conditions 3, 4, and 5, a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. If such a pledge of assets were to be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the 1940 Act, exemptive relief from the provisions of that section would be required.
Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(2), 17(a)(3) and 21(b).
The primary purpose of Sections 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in

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connection with the sale of securities or other property (i.e., to prevent self- dealing).9 Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the Facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each Fund’s daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Fund Administration Department and matched on an equitable basis pursuant to procedures approved by the Board of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.
The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.
Furthermore, Applicants submit that the Facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisitions of securities issued by another investment company. To the extent that the obligation of a borrowing Fund to repay an Interfund Loan could be deemed a security, as described above, an Interfund Loan could involve the acquisition of securities of the borrowing
______________________________
9 See, e.g., S. Rep. No 1775, 76th Cong., 3d Sess. 6 (1940).

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Fund in excess of the limits of Section 12(d)(1) of the 1940 Act. That section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the Facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders. CIM, through the Fund Administration Department, would administer the Facility as a disinterested fiduciary as part of its duties under the investment management and administrative services agreements with each Fund, and would receive no additional compensation for their services in connection with the administration of the Facility.
Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund’s ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interest of Fund shareholders.
3.    Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder
Applicants also believe that the Facility would not involve any “joint enterprise” with any affiliated person subject to Section 17(d) and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the Facility.
Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d)

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is to avoid overreaching and unfair advantage to insiders.10 For the same reasons discussed above with respect to Section 17(a), each Applicant’s participation in the Facility would not involve the overreaching or unfair advantage of any other Applicant. Furthermore, the Facility is consistent with the provisions, policies, and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the Facility would be on terms that are no different from or less advantageous than those of other participating Funds.
4.    Exemption from Section 18(f)(1) of the 1940 Act
Applicants also request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the Facility (because the lending Funds are not banks). Section 18(f)(1) prohibits open-end investment companies from issuing any senior security or selling any security of which it is the issuer “except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . . .” Applicants seek exemption from this provision only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the terms and conditions proposed hereunder, including the condition that immediately after any such unsecured borrowing there is at least 1000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement
______________________________
10 See, e.g., Hearings on S. 3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

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of Section 18(f)(1) that all borrowings of the Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.
Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the Facility is fully consistent with the purposes and policies of Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the Facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

IX.	CONCLUSION
For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation in the Facility would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of other participating Funds.

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X.	PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that their addresses are as follows:
Calvert Funds
Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814
Applicants further state that all communications or questions should be directed to the following:
Ivy Wafford Duke, Esq.
Lancelot A. King, Esq.
Calvert Investment Management, Inc.
4550 Montgomery Avenue Suite 1000N
Bethesda, MD 20814
(301) 951-4881
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that all requirements of the Funds’ articles of incorporation or declaration of trust and bylaws have been complied with in connection with the execution and filing of this Application, and the undersigned officer of each of the Applicants is fully authorized to execute this Application and any amendments thereto. The resolutions of the Funds’ authorizing the filing of this Application and any amendments hereto were duly adopted by the Board and are attached hereto as Exhibit B-1.
The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits C-1 and C-2.
Applicants request that the Commission issue an order without hearing pursuant to Rule 0-5 under the 1940 Act.
Applicants have caused this Application to be duly signed on their behalf on the 5th day of August 2015.

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CALVERT FUNDS

By:	/s/ Ivy Wafford Duke
Ivy Wafford Duke, Esq.
Vice President
CALVERT INVESTMENT MANAGEMENT, INC.

By:	/s/ Ivy Wafford Duke
Ivy Wafford Duke, Esq.
Vice President and Acting General Counsel

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EXHIBIT INDEX

A-1	List of Calvert Funds
B-1	Authorizing Resolutions of Calvert Funds
C-1	Verification of Calvert Funds Pursuant to Rule 0-2(d)
C-2	Verification of Calvert Investment Management, Inc. Pursuant to Rule 0-2(d)

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EXHIBIT A-1

LIST OF CALVERT FUNDS
CALVERT SOCIAL INVESTMENT FUND
Calvert Equity Portfolio
Calvert Bond Portfolio
Calvert Balanced Portfolio
Calvert Large Cap Core Portfolio
Calvert Conservative Allocation Fund
Calvert Moderate Allocation Fund
Calvert Aggressive Allocation Fund

CALVERT WORLD VALUES FUND, INC.
Calvert International Equity Fund
Calvert Capital Accumulation Fund
Calvert International Opportunities Fund
Calvert Emerging Markets Equity Fund

CALVERT RESPONSIBLE INDEX SERIES, INC.
Calvert U.S. Large Cap Core Responsible Index Fund
Calvert U.S. Large Cap Growth Responsible Index Fund
Calvert U.S. Large Cap Value Responsible Index Fund

CALVERT IMPACT FUND, INC.
Calvert Small Cap Fund
Calvert Global Energy Solutions Fund
Calvert Global Water Fund
Calvert Green Bond Fund

THE CALVERT FUND
Calvert Income Fund
Calvert Short Duration Income Fund
Calvert Long-Term Income Fund
Calvert Ultra-Short Income Fund
Calvert High Yield Bond Fund

CALVERT MANAGEMENT SERIES
Calvert Tax-Free Responsible Impact Bond Fund
Calvert Unconstrained Bond Fund

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CALVERT SAGE FUND
Calvert Large Cap Value Fund
Calvert Equity Income Fund

CALVERT VARIABLE SERIES, INC.
Calvert VP SRI Balanced Portfolio
Calvert VP SRI Mid Cap Growth Portfolio

CALVERT VARIABLE PRODUCTS, INC.
Calvert VP SRI Large Cap Value Portfolio
Calvert VP S&P 500 Index Portfolio
Calvert VP S&P MidCap 400 Index Portfolio
Calvert VP Nasdaq 100 Index Portfolio
Calvert VP Russell 2000 Small Cap Index Portfolio
Calvert VP EAFE International Index Portfolio
Calvert VP Investment Grade Bond Index Portfolio
Calvert VP Natural Resources Portfolio
Calvert VP Volatility Managed Moderate Portfolio
Calvert VP Volatility Managed Moderate Growth Portfolio
Calvert VP Volatility Managed Growth Portfolio

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EXHIBIT B-1
Authorizing Resolutions of Calvert Funds
I, Lancelot A. King, do hereby certify that I am the duly elected and qualified Assistant Secretary of each Company listed in Exhibit A-1 to the Application, and that the following is a true and correct copy of the resolutions that were duly adopted by each Company on either March 3, 2015, or March 4, 2015, and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:
RESOLVED that the Board of Trustee/Directors hereby approve the submission of an exemptive order application with the Securities and Exchange Commission to request that the Calvert Funds be allowed to engage in inter-fund lending.
IN WITNESS WHEREOF, I have set my hand this 5th day of August 2015.

By:	/s/ Lancelot A. King
Lancelot A. King, Esq.
Assistant Secretary

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EXHIBIT C-1
Verification of Calvert Funds Pursuant to Rule 0-2(d)
The undersigned states that: (1) she has duly executed the attached Application, dated August 5, 2015, for and on behalf of each Company listed in Exhibit A-1 to the Application; (2) that she is the Vice President thereof; and (3) all action by stockholders, directors, and other bodies necessary to authorize her to execute and file such Application has been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

By:	/s/ Ivy Wafford Duke
Ivy Wafford Duke, Esq.
Vice President

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EXHIBIT C-2
Verification of Calvert Investment Management, Inc. Pursuant to Rule 0-2(d)
The undersigned states that: (1) she has duly executed the attached Application, dated August 5, 2015, for and on behalf of Calvert Investment Management, Inc.; (2) that she is the Vice President thereof; and (3) all action by stockholders, directors, and other bodies necessary to authorize her to execute and file such Application has been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

By:	/s/ Ivy Wafford Duke
Ivy Wafford Duke, Esq.
Vice President and Acting General Counsel

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